UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38331
NOTIFICATION OF LATE FILING	CUSIP NUMBER 25686H209

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	December 31, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dolphin Entertainment, Inc.
Full Name of Registrant

Former Name if Applicable

150 Alhambra Circle, Suite 1200
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Dolphin Entertainment, Inc., a Florida corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”).

The Form 10-K could not be filed within the prescribed time period required for non-accelerated filers without unreasonable effort and expense because additional time is required by the Company’s management to prepare certain financial information to be included in the Form 10-K. The Company is diligently preparing such financial information for inclusion in the Form 10-K and anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			✓	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2020, the Company had revenues of approximately $23.9 million.  The Company’s revenue increased for the year ended December 31, 2021 as compared to the prior year primarily due to a full year of the revenues of Be Social acquired on August 17, 2020, the revenues of B/HI acquired on January 1, 2021 and increased revenues from all of our subsidiaries, as customers were resuming spending for services we provide.

Operating expenses for the year ended December 31, 2020 were approximately $26.6 million. Operating expenses increased for the year ended December 31, 2021, as compared to the prior year, primarily due to (i) a full year of operating expenses of Be Social and B/HI; (ii) payroll costs and benefits being restored in 2021; (iii) increase in consulting and audit related fees and (iv) increase in direct costs related to an increase in the revenues of one of our subsidiaries.

Other income for the year ended December 31, 2020 was approximately $0.5 million. For the year ended December 31, 2021, the Company had other expenses comprised primarily of changes in the fair value of certain derivative liabilities offset by the gain on extinguishment of debt from the Paycheck Protection Program loans.

Our financial statements are not complete for the reasons mentioned in Part III above and as such we can not provide a reasonable estimate of the revenues, operating expenses and other income (expense) for the year ended December 31, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in our results of operations for the year ended December 31, 2021.

DOLPHIN ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2022	By:	/s/ Mirta A Negrini
Mirta A Negrini
Chief Financial Officer